SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 10SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                       SMALL  BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   SERVICE SYSTEMS INTERNATIONAL, LTD.
          (Exact name of Small  Business Issuer in its charter)



            NEVADA                                  Applied  For
     (State  or  other  jurisdiction  of          (I.R.S.  Employer
     incorporation  or  organization             Identification  No.)


12840  16th  Avenue,  Suite  203,  White  Rock,  BC  Canada        V4A 1N6
   (Address  of  principal  executive  offices)                  (Zip  Code)

            Registrant's Telephone number, including area code:
                            (604) 541-1700


      Securities to be registered pursuant to Section 12(b) of the Act:
                                   None

      Securities to be registered pursuant to Section 12(g) of the Act:
                   Common Stock, par value $0.001 per share

ITEM  1.      DESCRIPTION  OF  BUSINESS

     A.     BUSINESS DEVELOPMENT.     Service Systems International,
Ltd. (the "Company")  was  incorporated in the State of Nevada on August
28, 1990.   The Company was authorized to issue 50,000,000 common
shares at $.001 par value.  The  Company  had  limited  operations  from
inception through 1990 and ceased operations  at  that  time.   The Company
experienced a change in control in July, 1995.     There  are  currently
3,368,000  Common  Shares  issued  and  outstanding.

     B.    Business  of  Company.
   General.      The  business  objective  of  the  Company  is  market and supply (and eventually to design and manufacture) wastewater and sewage effluent treatment systems utilizing a high-intensity, high-efficiency ultraviolet lamp technology. The Company currently has a verbal agreement with UV Systems Technology, Inc. to market products and services under the Ultra Guard TM.

   Industry  Background.   The use of chemicals, in particular, chlorine, to
disinfect sewage effluent and wastewater streams is no longer environmentally acceptable and alternative, non-intrusive methods of
disinfection are being sought.    Ultraviolet disinfection is non-chemical,
non-intrusive and renders effluent streams microbiologically safe for discharge within the limited of accepted discharge standards.

The  current  primary  artificial  source  of  UV  energy is the low-pressure,
low-intensity  mercury  arc  lamp.    It is almost universally accepted as the
most efficient and effective source of disinfection systems applications. The primary reason for its acceptance it that approximately 85% of its energy output is nearly monochromatic at the wavelength 253.7 nanometers
(nm), which is within the optimum wavelength range of 250 to 270 nm for germicidal effects.

Current low pressure, low intensity lamps are long, thin tubes, Standard lengths are typically 2.5 to 4.9 feet arc length and .6' to .8" in diameter. Low pressure high intensity ultraviolet lamps of the type manufactured by UV Systems Technology, Inc. have similar diameters but are much more powerful and about 1/5 shorter in length than low intensity lamps, resulting in very intense ultraviolet sources.

The radiation is generated by striking an electric arc through mercury vapor, discharge of the energy generated by excitation of the mercury results in the
emission  of  the  ultraviolet  light.   The lamps can be suspended outside the
liquid to be treated or submerged into the liquid, the intent being to get the
energy into the liquid as efficiently as possible.   Typically, if the lamp is
to be submerged, it is inserted into a quartz sleeve to minimize the cooling
effects of the water.   Lamps may be placed in the he liquid either
perpendicular to  the direction of flow, parallel to the flow or suspended
above the flowing liquid.      As  the lamp emits radiation, the intensity will
attenuate as the distance from the lamp increases, this is due simply to dissipation or dilution of the energy as the volume it occupies
increases.   A second attenuation mechanism involves the actual absorption
of the energy by chemical constituents  contained in the wastewater.   This
is analogous to the chlorine demand  and    the  "ultraviolet  demand" of the
wastewater.   For example, wastewater  with  constituents  in  it  that
reduce the ultraviolet light transmission to 50% will have only 10% incident light being received at a distance of 4cm.

   Products.     The Company currently has a verbal agreement
with UV Systems Technology, Inc. to market products and services under the name Ultra Guard TM. UV Systems Technology, Inc. manufactures a comprehensive range of water and wastewater disinfection systems incorporating proprietary low pressure, high intensity, high efficiency ultraviolet lamps, infinitely variable UV lamp controllers, high performance
flow control systems and other components.      Ultra  Guard's  TM
products and services include ultraviolet disinfection systems for sewage effluent, wastewater and potable water; engineering design services and
after sales service.   These products feature patented  ultraviolet lamps,
infinitely variable ultraviolet lamp controllers, patented high performance flow control treatment modules and patented flow balanced weir.

The Ultra Guard TM System utilizes the same basic principle as other ultraviolet disinfection systems, exposing fluid to ultraviolet radiation for a sufficiently long period to effectively damage microorganisms. However, the fluid enters the system, passing through an aluminum diffuser plate which evens the flow, but then passes through a flow reaction chamber which is where the ultraviolet lamp is located, and exits through the proprietary flow balanced discharge weir.

The  Ultra Guard TM System incorporates a diffuser screen which
intercepts and regulates  the  flow entering the system.   It ensures a uniform
entrant flow, necessary  for even disinfection, and the controls to set lamp
intensity based on  a consistent predictable flow rate.   The flow in an Ultra
Guard TM System can  range  from 100 to 800 US gallons per minute.
While the diffuser screen is not patentable, it is unique to the Ultra Guard
TM System.   The screen can be  closed to stop the flow in order to service or clean the system or replace ultraviolet  lamps.

Another key feature of the Ultra Guard TM System is the ultraviolet lamp.
It is  proprietary,  low pressure, high intensity and (based on in-house
testing) efficient.   The lamps operate at 40% to 60% of the costs of low
pressure, low intensity lamps.   Additionally, the Ultra Guard TM System
does not require an extensive  number  of  ultraviolet  lamps  as in other
systems.   In the Ultra Guard TM System, one of these proprietary lamps is as effective as up to 60 to 80 low intensity lamps for treating sewage and wastewater effluent.

The Ultra Guard TM lamps are installed in an open-flow channel, along with automatic sensing equipment. The lamps are dimmed or brightened automatically depending on the murkiness or flow rate of the fluid to
optimize disinfection.   This  "rheostat"  type  control  is  proprietary to
the system.   The lamp controllers  are  designed  and  constructed  to  ISO
9001  standards.

The patented flow reaction chamber is designed so that all of the fluid that passes through it is repeatedly moved towards and away from the lamp in order to maximize ultraviolet exposure and effectiveness on every drop of fluid.

The reaction chambers, in which the ultraviolet lamps are installed, are constructed of corrosion resistant, aluminum and stainless steel. The ultraviolet lamps are totally surrounded by high-grade fused silica quartz sleeves, sealed within the module at both ends to prevent moisture from
entering.     The entire module is designed and constructed to high
mechanical and electrical standards, suitable for immersion in effluent streams.

Systems are designed for a range of specific customer requirements, e.g., municipal wastewater and sewage effluent treatment, industrial water, breweries, dairies, chemical, pharmaceutical and oil companies.

The  price  of  a single lamp system is $12,000; e.g., for a system with
three lamps,  the  price  is  $36,000.    Volume discounting is available for
larger sales.

  Product  Warranties.     The Ultra Guard TM System, excluding
ultraviolet lamps,  is warranted against defect in workmanship and component failure for a period  of  12 months from the date of installation or
18 months from the date of  shipping.      Life  expectancy  of  the  lamps is
5,000 to 9,000 hours.

  Proprietary  Protection.     UV System Technology, Inc. owns the right
to the  six  patents  on  its  lamp.      The  patents  are  as  follows:

Patent  No.		          1136202
Canada
Date  Granted         	November  23,  1972
Expiration  Date       November  23,  1999

Patent  No.		          623957
Switzerland
Date  Granted         	June  30,  1981
Expiration  Date       October  31,  1997

Patent  No.		          7830689
France
Date  Granted         	December  5,  1983
Expiration  Date      	October  27,  1998

Patent  No.		          2009493
United  Kingdom
Date  Granted         	July  28,  1982
Expiration  Date      	October  27,  1998


Patent  No.		          185374
The  Netherlands
Date  Granted         	February  17,  1990
Expiration  Date      	October  27,  1988

Patent  No.		          4349765
United  States
Date  Granted          September  14,  1982
Expiration  Date      	September  14,  1999

Applications  for  the  weir  and  flow reaction chamber patents were filed in
Canada and the United States in 1994.   The weir's patent is pending while
the flow reaction chamber patent was issued in the United States and Canada on April 2, 1996 and is being extended to worldwide coverage.

  The  Application.   Although wastewater characteristics will be different
site to site, ranges of the UV demand can be described for different levels of treatment.

	                     UV Absorbency	    Percent     	     Absorbency
                      	Coefficient	   Transmission	   (a,u./cm)  a(cm-1)
Primary Treatment	    0.4 to 0.8	     67 to 45	        0.174 to 0.35
Secondary Treatment	  0.3 to 0.5	     74 to 60	        0.13 to 0.22
Tertiary Treatment	   0.2 to 0.4	     82 to 67	        0.087 to 0.174

   The  Process.    The UV sterilization process is relatively simple.   Not
unlike chlorination, an agent is added to the wastewater in sufficient quantities to effect the inactivation of bacteria. In the UV case, time is not provided to allow for a specific reaction to take place, but rather to
accomplish the necessary dose.   The effect on the microorganism is not
lethal -  it  damages  the organism so that it is unable to replicate.   This
process requires  on-site  generation  of  the germicidal agent, the generator
(the UV lamp).      Like  both  chemical processes, UV must also satisfy a
"demand" of energy  exerted  by  the  wastewater  itself.

In additional to simplicity, the UV process also offers the advantage of system flexibility and capability of quick response to changes n demand.
The hardware is not complex and maintenance generally requires low skill
levels.   The  process hazards are low, principally related to the high electrical loads and  personal  exposure  to  the  UV  radiation  - conditions
which are easily safeguarded.     A major advantage of the process is the
absence of a residual in  the  wastewater  and  any  subsequent  impact  on
the receiving water.   A corollary  to  this  is the ability to "overdose" with
UV and still not affect the  receiving  water.    This allows for a less
rigorous control requirements than associated with the use of chlorine.   The
absence of a residual can also be  viewed  as  a disadvantage when
considering the operational control of the process.      There  is  no
immediate monitor of performance analogous to the chlorine  residual.
Since the energy levels are not high enough to effect chemical reactions, there are no significant intermediates formed by the process even at overdose levels.

The above information was extracted from the U.S. EPA Design Manual EPA/625/1-86/-21.

   Target Market.   Customers for these products include but are not limited
to major municipal operators, public utility companies, wastewater treatment companies, power generation companies and fish process companies. The Statistical Abstract of the United States (1992 edition), a publication prepared by the U.S. Department of Commerce has estimated that the size of the North American market for new sewage treatment facilities is US$9.3 billion per annum.

   Marketing  Strategy  and Distribution.   The major thrust and emphasis
of the  Company's  business  is  directed at penetrating the international
sewage effluent  and  wastewater  industry.   The Company has selected
two additional areas which it is targeting.  These are potable water treatment
and industrial water  treatment.      Both  of  these opportunities will
initially be handled reactively, typically by responding to inquiries rather than proactively pursuing the market.

To build market share in the sewage effluent and wastewater industry, the Company's marketing strategy is initially to target opportunities in communities where the population ranges from 10,000 to 100,000 in order to establish a minimum of ten to 15 installations as a business reference base as rapidly as possible.

The Company markets, distributes and sells its products through an agent and dealer network which is developing, initially in the United States and Canada, and in lesser priority throughout the rest of the world. A substantial portion of its marketing efforts will be orchestrated to support and maximize the effect of this network in order to realize sales.

The  Company's  first  priority  is  to  gain  recognition and acceptance on a
worldwide  basis  from  environmental  engineering  consultants.   The
Company recognizes that it needs directed activities to capitalize on its technological lead time and to establish market share to secure business.

The Company appoints dealers and agents as local representatives, who are prepare to publicize and aggressively promote Ultra Guard's TM technology and business.

Agents are defined as persons or organizations that, acting exclusively or non-exclusively in a territory, bring sales to the Company on a
commission basis.   Agents have been appointed in Mexico, India and 12
U.S. states.   The Company is in the process of appointing additional agents in Chile, the United Kingdom  and  Italy.

Dealers  are defined as persons or organizations appointed by the Company in a specific  territory  on  an  exclusive contract basis that is tied to on-
going performance.    Such dealers provide full service to customers,
including, but not  limited  to, demonstrations, sales, installation, service,
etc.   Dealers enter  into  marketing distribution agreements in which they purchase products from  the  Company at a predetermined price for resale in
their territory at a locally competitive price.   Dealers have already been
appointed in Australia, New  Zealand  and  Japan.

   Sales  Strategy.      The  Company has provided information on its market
objective, systems, technology and system advantages to environmental consultants throughout the United States and Canada and to, among others, all Canadian Embassy commercial offices worldwide, in its awareness
campaign.   The  Company  is  in  the  process  of  instructing  all  agents, dealer and representatives on market entry strategy, whereby they will make simultaneous contact with environmental consulting engineers and municipal plant operators in their specific territories.

In the first stage build up to a sale, in areas where the Company has a representative or will be selling direct, the Company offers to provide the
free  use  of a Production Demonstration Unit ("PDU").   A PDU is a full-
size, above-ground,  single-channel  production system.   The offer of a
PDU is only made to municipalities that are in the actual process of design and installation of a ultraviolet treatment system, are retrofitting a new ultraviolet system, or are upgrading an existing
facility.   Dealers can purchase  PDUs  for  demonstration  purposes.

     Advertising  and  Promotion  Strategy.     On behalf of the Company,
UV System Technology, Inc. advertises currently in leading North American and international trade publications directed at municipal sewage and wastewater plant operators and consulting engineers such as Water & Wastewater International and Environmental Science &
Engineering.    Periodically, UV System Technology, Inc.  also  publishes
articles in trade publications, to provide further clarification and explanation of the effectiveness of the system.

The Company presents papers regarding the technology of the products at wastewater conferences, environmental conferences, Water
Environment Federation and similar seminars and gatherings, at professional association branch sessions and meetings, and at formal sales presentations.

The  Company  is  developing a number of marketing aids, both for in-
house use and  for  its  dealers  and  agents.    UVST has recently completed
an overall general  product  video showing the two installations completed at
Kapiti, New Zealand  and  Chilliwack,  BC  Canada.    The video is
intended for use by the Company,  its  agents  and  dealers,  and  at  trade
shows, exhibitions and in general  sales  presentations.   It was recently
used extensively at the Globe 96  exhibition.    Other audio visual
presentations being developed, or in the planning stage for use by agents and dealers include a computer generated slide presentation on disk, slide presentations, overhead view foils and an Internet web site for publicity support and as a sourcing tool for inquiries.

Brochures covering every aspect of the Ultra Guard TM System, in-situ modules and the production demonstration results from the two completed installations and two other demonstrations are being produced.

Technical publications are planned to cover the ultraviolet lamp controllers, lamps, complete systems, system electrical requirements and parts list. Instruction manuals are also being developed to cover installation of PDUs, flow modules and ultraviolet lamp controllers. Proposal binders for use with direct customers, dealers and agents are also being prepared.

     Competition.   The business of the Company is very competitive.
Entities with greater established financial resources and contacts than the
Company are competitors  in  the  water  treatment  industry.   They may
develop treatment systems and related products that are competitive with or superior to the Company's products or which can be marketed more
effectively.   The Company competes  on  the  basis  of  price  and  quality of  its  services.

     Federal  and/or  State  Regulation.     The Company is not subject to any
federal  or  state  regulations  regarding  its  products.

     Employees.   The  Company  has no full time employees and no part
time employees.   The  Company  shall employ additional individuals as
required.

     Seasonal  Nature  of  Business  Activities.      The  Company's  business
activities  are  not  seasonal.

       Proposed Acquisition.      The  Company  is  in  early  negotiations with
the shareholders  of  UV Systems Technology, Inc. to purchase controlling
interest of UV Systems Technology, Inc.   The Company has agreed to
advance funds to UV Systems  Technology,  Inc. for its cash operating
needs.   The Company entered into  an  assignment  agreement  with  UV
Systems  Technology, Inc. , Working Opportunity  Fund  (EVCC) Ltd.
("Fund"), and MDS Discovery Venture Management, Inc.  ("MDS").
The Fund and MDS advanced a total of $55,000 to UV Systems
Technology,  Inc.  to  meet  its  current  cash  operating needs.   UV
Systems Technology,  Inc. issued separate promissory notes to each of the
Fund and MDS and the Company purchased these notes at face value.   As
an inducement to the Fund  and  MDS to make additional advances to UV
Systems Technology, Inc., Ken Fielding,  President  of  the  Company
personally guaranteed the Company's obligations under the assignment agreement (the $55,000 paid by MDS and THE FUND on behalf of the
Company)  and  agreed to indemnify the Fund and MDS against  all  losses, costs, expenses and liabilities which they may suffer or put to as a result of
the Company not meeting its obligations.   Subsequently, the  Company
paid those amounts back to MDS and the Fund, rendering the personal guarantee void.

ITEM  2.    MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR
PLAN  OF  OPERATION

Trends  and  Uncertainties.    The Company intends to operate on revenues
from the sale of its products and does not intend to seek debt financing. The Company has tried to limit its general and administrative expenses.
The Company has little or no control as to the demand for its product and, as a result, inflation and changing prices could have a material effect on the future profitability of the Company.

Capital  Resources  and  Source  of Liquidity.    The Company currently has
no material  commitments  for  capital  expenditures.   The Company
subleases its offices  from an affiliate on a month to month basis for
US$949.   An increase in  lease payments could have a negative effect on the cash flow and liquidity of  the  Company.

For the period from inception to July 20, 1996, the Company purchased plant and equipment valued at $43,600 resulting in net cash used in investing activities for the period from inception to July 20, 1996 of $43,600.

For the period from inception to July 20, 1996, the Company received proceeds from the sale of its securities of $280,692 and had an increase in stockholder loans of $81,728 resulting in net cash provided by financing activities for the period from inceptions to July 20, 1996 of $362,420.

Results of Operations:     For the period from inception to July 20, 1996,
the Company incurred general and administrative expenses of $213,652. These expenses were mainly due to the Company's attempts to commence operations. These expenses consisted of advertising and promotion expenses of $79,566, compensation of $80,000, travel expenses of
$18,000, office rental of $8,700, telephone of $7,669, accounting and legal of $6,675, postage of $5,610 and other miscellaneous expenses of
$7,432.     The Company issued common shares for  services  valued  at
$85,000 and had a foreign exchange translation adjustment of $598. This resulted in net cash used in operating activities of $129,250.

Plan of Operation.   Other than the loans from stockholders currently due,
the Company  is  not  delinquent on any of its obligations even though the
Company has  not  yet  begun  to generate revenue.   The Company intends
to market its products  utilizing  the  current cash made available from the
private sale of its  securities.    The Company is of the opinion that revenues
from the sales of  its  products  along  with  proceeds of the sale of its
securities will be sufficient to pay its expenses.   Based upon the exclusive
license to sell its products and in house marketing studies, the Company believes that it will begin to generate a positive cash flow before the end of its fiscal year 1997.

ITEM  3.   DESCRIPTION OF PROPERTY.   The Company currently
occupies an office facility of 1,000 square feet.   The Company has been
paying lease payments of US$949 to an affiliate of the Company. It has a month to month lease term.

ITEM  4.    SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL
OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the
Common Shares and,  in  addition,  by all directors and officers of the
Company individually and  as  a group.   Each named beneficial owner has
sole voting and investment power with respect to the shares set forth opposite his name.

                         Shareholdings  at  Date  of
                            This  Prospectus

                                                          Percentage  of
                              Number  &  Class(1)          Outstanding
  Name  and  Address               of Shares              Common Shares
Ken  Fielding
#412  Trsatsu  Shores  Dr.
Tsawwassen,  BC  V4M  4G3          32,000	                    .95%

Terry  W.  Neild
7525  East  Gainey  Ranch  Road
Suite  129
Scottsdale,  AZ  95258		                0                      	0%

Charles  P.  Neild(2)
14266  32nd  Avenue
South  Surrey,  BC  V4P  2J5      422,000                   12.53%

Mark  Erin  Neild(2)
9021  204th  Street
Surrey,  BC  V1N  2J3             200,000	                   5.94%

Kerri-jo  Neild(2)
1807  Lilac  Drive
White  Rock,  BC                  200,000	                   5.94%

Rudolf  Waber
Tulpenweg  6,  6032  Emmen
Luzerne,  Switzerland             200,000	                   5.94%

Burt  Sturchler
Altstadstrasse  12
7045  Megan,  Switzerland         200,000	                   5.94%



Terry  S.  Henning
RR-1,  Suite  1,  Comp.  29
Summerland,  BC  V0H  1Z0         200,000	                   5.94%

Gary  A.  Field
#407,  5556  14th  Avenue
S.  Delta,  BC  V4Z  1M6          200,000	                   5.94%

All  Directors  &  Officers
as  a  group  (3)		               454,000	                  13.48%

(1)Pursuant  to  Rule  13d-3  under  the  Securities  Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract,
arrangement, understanding,  relationship  or otherwise.   Unless otherwise
indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

(2)Mark Erin Neild and Kerri-jo Neild are children of Charles P. Neild. Mr. Neild is deemed to be beneficial owner of their Common Shares.


ITEM  5.      DIRECTORS,    EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS.

Board  of Directors.  The following persons listed below have been retained to provide  services  as  director  until  the  qualification and election of
his successor.    All  holders  of  Common  Stock  will have the right to vote for Directors of the Company. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions.
The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the Company. Directors receive no compensation or fees for their services rendered in such capacity.

The  Executive  Officers  and  Directors  are:

   Name                       Position          Term(s)  of  Office
Ken  Fielding,  age  45       President
                              Director       June  26,  1995  to  present

Charles  P.  Neild,
     age  52           Vice President/Director     June 26, 1995 to
                                                        present

Terry  W.  Neild,  age  55    Director       September 15, 1996 to present

Resumes:

Ken  Fielding.      Mr.  Fielding has been president of Alliance Installations
Electrical  Contractors,  Ltd. since he found the Company in 1976.   In the
19 years since Alliance Installations' inception, Mr. Field has directed the company through a wide variety of industrial electrical projects which include outfitting schools, hospitals, institutions, warehouses, restaurants and commercial installations.

Charles  P. Neild.   Mr. Neild apprenticed in the piping trades and thereafter
held several supervising and managing positions before opening Neild Mechanical Contractors, Ltd. in 1975 to 1984 to take advantage of the building boom created by the flourishing oil industry.

From 1987 to June, 1995, Mr. Neild became director of Camfree Resources, MacNeill Products Corp. Seimont Resources, Ltd., a group of companies in Vancouver, Canada, whose diverse interests include, a soft drink and mineral water company, research and development of commercial products, a fast food franchise operation and industrial
manufacturing.    Mr. Neild was directly involved  in  research  and
development,  management  and  financial investor relations.

Terry  W. Neild.   From 1981 to 1989, Mr. Neild was Chairman of the
Board  and Chief  Executive  Officer of Clearly Canadian Beverage
Corporation (previously known  as  Jolt  Beverage Corp.)   From 1989 to
1991, Mr. Neild was president, director  and  chief  executive  officer  for
the same company.   From 1991 to 1993,  Mr.  Neild  consulted  in  a
financial  capacity to a number of public companies.      From 1993 to 1995,
Mr. Neild was president and chief operating officer of Modern Industries, Inc., a company which manufactured and distributed microwave
electron tubes.    From 1995 to present, Mr. Neild has been  executive vice
president for Intercell Corporation, a company engaged in the commercialization of specialty electronic applications including electron tubes, proprietary shielding antenna systems and patented particle coated
substrate for integrated circuits.      Mr. Neild is a Professional Accountant
and  received his degree in accounting from the University of British
Columbia in  1973.

Conflicts of Interest. The Corporation will be subject to various conflicts of interest between the Corporation and its Affiliates. Since the executive officers and directors will control the daily operations of the Corporation and its Affiliates, there may be occasions when the interests of the
Corporation's Affiliates may be inconsistent with the interests of the Corporation. The risk exists that such conflicts will not be resolved in the best interest of the Corporation.

   Allocation of Management Time.  The Corporation will rely on its officers to manage the Corporation's business operations. Currently the officers are devoting all of their time for the operation of the
Corporation.   The Corporation may obtain additional officers, as
necessary.   As such, and until all of their positions become "full time,"
there will be conflicts of interest in  allocating management time, services
and functions between the Corporation and  its  Affiliates.   These
individuals may engage for their own account, or for the account of others in other business ventures for which the Corporation shall not be entitled to any interest.

The  Corporation  may,  at some time in the future, compete for the management services  of the current and future officers of the Corporation.
As a result, these individuals may be placed in a position where their decision to favor other operations in which they are associated over those
of the Corporation will  result  in a conflict of interest.   It should also be
noted that it may be expedient for them to favor one operation over another since their participation in such operations will vary. In allocating their time, they will recognize their fiduciary obligations to the Corporation, the prevailing industry standards and the financial situation of the Corporation.

   Conflicts of Interest Policy. The Corporation has adopted a policy that any transactions with directors, officers or entities of which they are also officers or directors or in which they have a financial interest, will only be on terms consistent with industry standards and approved by a majority of
the disinterested  directors  of  the Corporation's Board of Directors.    No
such transactions by the Corporation shall be either void or voidable solely because of such relationship or interest of directors or officers or solely because such directors are present at the meeting of the Board of Directors of the Corporation or a committee thereof which approves such transactions, or solely because their votes are counted for such purpose if:
(i) the fact of such common directorship or financial interest is disclosed or known by the Board of Directors or committee and noted in the minutes, and the Board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote for that purpose without counting the vote or votes of such interested directors; or (ii) the fact of such common directorship or financial interest is disclosed to or known by the shareholders entitled to vote and they approve or ratify the contract or transaction in good faith by a majority vote or written consent of shareholders holding a majority of the Common Shares entitled to vote
(the votes of the common or interested directors or officers shall be counted in any such vote of shareholders), or (iii) the contract or transaction is fair and reasonable to the Corporation based on the material similarity of terms to recent consulting agreements not involving interested parties, or in all other agreements by competitive bids, at the time it is authorized or approved. In addition, interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors of the Corporation or a committee thereof which approves such transactions.

Non-Qualified  and  Incentive  Stock  Option Plans.   The Corporation does
not currently have any stock option plans, however, the Corporation does intend to pursue the adoption of a non-qualified stock option plan in the fourth quarter of 1996.

ITEM  6.      EXECUTIVE  COMPENSATION

Since  the  change  of  control  in  June,  1995, the Company has not paid
any remuneration  to  its  officers  or  directors.    As operations increase,
the Company  intends  to  enter into employment agreements with its
officers.   No specific  details  have  been  determined.


ITEM  7.    CERTAIN  RELATIONSHIPS  AND  RELATED
TRANSACTIONS LOANS FROM STOCKHOLDERS.     Stockholder
loans at July 20, 1996 consist of the balance due to an individual and a related company for cash advances to the Company aggregating $94,098 net of repayments of $12,370. The loans are due currently and bear no interest.

Proposed Acquisitions.      The  Company  is  in  early  negotiations with
the shareholders  of  UV Systems Technology, Inc. to purchase controlling
interest of UV Systems Technology, Inc.   The Company has agreed to
advance funds to UV Systems  Technology,  Inc. for its cash operating
needs.   The Company entered into  an  assignment  agreement  with  UV
Systems  Technology, Inc. , Working Opportunity  Fund  (EVCC) Ltd.
("Fund"), and MDS Discovery Venture Management, Inc.  ("MDS").
The Fund and MDS advanced a total of $55,000 to UV Systems
Technology,  Inc.  to  meet  its  current  cash  operating needs.   UV
Systems Technology,  Inc. issued separate promissory notes to each of the
Fund and MDS and the Company purchased these notes at face value.   As
an inducement to the Fund  and  MDS to make additional advances to UV
Systems Technology, Inc., Ken Fielding, President of the Company personally guaranteed the Company's obligations under the assignment agreement (the $55,000 paid by MDS and THE FUND on behalf of the
Company) and agreed to indemnify the Fund and MDS against all losses, costs, expenses and liabilities which they may suffer or put to as a result of
the Company not meeting its obligations.   Subsequently, the  Company
paid those amounts back to MDS and the Fund, rendering the personal guarantee void.

ITEM  8.    DESCRIPTION  OF  SECURITIES

Common  Stock.      The  aggregate  number of shares of common stock
which the Company has the authority to issue is Fifty million (50,000,000) shares at par value of one-tenth of one cent ($.001) per share.

Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the
payment of all debts and other  liabilities.    Common  Shares  are  not
redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event
of  a  subsequent  offering.   All outstanding  Common  Shares  are,  and
the shares offered hereby will be when issued, fully paid and non-assessable.

   Cumulative  Voting.    The  Common  Shares  do not have cumulative
voting rights.

   Dividends.    There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally
available therefor.    The  Company  has  not  paid cash dividends to date
and it is not anticipated that any cash dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future cash dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.


                            PART II

ITEM  1.   MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded in the over-the-counter market and listed on the NASDAQ Bulletin Board under the symbol "SVSY".

The  following  table  sets forth the range of high and low bid quotations for the  Company's  common stock for each quarter of the last two fiscal years,
as reported  by  the  OTC Bulletin Board.   The Company's market makers
are NAIB, Herzog  Heine-Geduld, Paragon Capital, Frankel, Troster
Singer, Sharp Capital, Inc.  and  Wein  Securities.      The quotations
represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.


Quarter Ended                        High Bid               Low Bid


September 30, 1994                      -                      -
December 31, 1994                       -                      -
March 31, 1995                          -                      -
June 30, 1995                           -                      -
September 30, 1995                      -                      -
December 31, 1995                   1 5/8                   1 3/8
March 31, 1996                      2 1/8                   1 3/4
June 30, 1996                       1 3/4                   1 3/4


The Company's common stock commenced trading on the over-the-counter
market in September  1995.    Prior to that time, there was no market for the
securities of  the  Company.

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to the its shareholders as dividends in the near future.

As of September 30, 1996, the number of holders of Company's common stock is 59.


ITEM  2.    LEGAL  PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes which may result in legal proceedings.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH
ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM  4.      RECENT  SALES  OF  UNREGISTERED  SECURITIES.

In connection with the change in control in September 1995, the Company issued 1,600,000 Common Shares to Ken Fielding and Charles Nield as compensation for their services in providing a new business opportunity to the Company (valued at $80,000).

During October 1995, the Company sold 20,000 shares of its restricted common stock to Barbara Drew for cash at $.50 per share and issued an additional 10,000 shares to Nat Nunthapiwat for services provided to the
Company.   The shares  issued  for  services  were  valued  at  $.50  per share.

During April 1996, the Company sold 38,000 shares of its restricted common stock to Thomas O'Flynn for cash at $1.33 per Common Share.

During June 1996, the Company sold 40,000 shares of its restricted common stock to the Tupy Family Trust for cash at $1.25 per Common Share.

During July 1996, the Company sold 220,000 Common Shares to John Gaetz (20,000 Common Shares) and Arcade Investments, an unrelated corporation (200,000 Common Shares) for cash at $.75 per Common
Share.

These sales were made in reliance on Section 4(2).   No general sales
material was  used.      All  sales  were made by the Company's
management and selected broker/dealers.      No  commissions  or  other
remuneration  were  paid  to management.

ITEM  5.    INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
The Company's Bylaws provide that it will indemnify its officers and directors for liabilities arising from actions performed on behalf of the Company to the extent allowed by Section 78.751 (as amended by Ch. 28,
L. 1987) of the Nevada Revised  Statutes, as amended.   Section 78.751 of
the Nevada Revised Statutes contains provisions entitling directors, officers and employees of the Company to indemnification for their expenses (including reasonable costs, disbursements and counsel fees) and liabilities (including amounts paid or received in satisfaction of settlements, judgments, fines and penalties), as the result of an action or proceeding in which they may be involved by reason of being or having been a director, officer or employee of a corporation provided said officers, directors or employees acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING
THE CORPORATION FOR LIABILITIES ARISING UNDER THE
SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC
POLICY BY THE SECURITIES AND EXCHANGE COMMISSION
AND IS THEREFORE  UNENFORCEABLE.

PART  F/S

   The following financial statements required by Item 310 of Regulation S-B are furnished below:

   Independent  Auditor's  Report
   Balance  Sheet  as  of  July  20,  1996
   Statement  of  Operations  for the Period from Inception to July 20, 1996
   Statement  of  Cash  Flows for the Period from Inception to July 20, 1996
   Statement    of  Changes  in  Stockholder's  Equity  for  the  Period
       From  Inception  to  July  20,  1996
   Notes  to  Financial  Statements

                       REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Service Systems International, Ltd.

We have audited the accompanying balance sheet of Service Systems International, Ltd. (a development state Company) as of July 20, 1996, and the related statements of operations, stockholders' equity, and cash flows
for the period then ended.   These financial statements are the responsibility
of the Company's management.   Our responsibility is to express an opinion
on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Service Systems International, Ltd. (a development stage Company) as of July 20, 1996, and the results of its operations, and its cash flows for the period then ended, in conformity with generally accepted accounting principles.

Winter, Scheifley & Associates, P.C.

Certified Public Accountants

Englewood, Colorado
July 29, 1996

                    Service Systems International, Ltd.
                       (A Development Stage Company)
                               Balance Sheet
                               July 20, 1996

                                  ASSETS
                                              							1996

Current assets:
	Cash			                                           $189,570

                                                		----------
		Total Current Assets				                          189,570

Property and equipment, at cost				                  43,600
                                          								----------
                                         							  	$233,170
                                        							  	==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
	Loans from stockholders		                     		  $ 81,728
                                             					----------

		Total current liabilities				                      81,728

Commitments and contingencies (Note 5)

Stockholders' equity:
   Common Stock, $.001 par value,
   50,000,000 shares authorized,
   3,368,000 issued and outstanding				               3,368
Additional paid-in capital					                     362,324
Foreign exchange translation adjustment			             (598)
 (Deficit) accumulated during
      development stage						                      (213,652)
                                          								----------
                                            						  151,422
                                          								----------
                                           								$233,170
                                          								==========

           See accompanying notes to financial statements.

              Service Systems International, Ltd.
                 (A Development Stage Company)
                    Statement of Operations
                   For the Period Indicated

                                        									Period
                                            From	Inception to
                                      								July 20, 1996

General and administrative expenses			        	$ 213,652
                                      								-----------
     Net income (loss)	                   					$(213,652)
                                      								===========

Earnings (loss) per share:
     Net income (loss)	                   					$   (0.07)
                                        						===========
Weighted average shares outstanding				        3,062,500
                                      								===========


              See accompanying notes to financial statements

                  Service Systems International, Ltd.
                     (A Development Stage Company)
            Statement of Changes in Stockholders' Equity
                      For the Periods Indicated



     				                                         						Deficit 		     Foreign
                           							   Additional	       Accumulated    	Exchange
                 			 Common    	Stock	  	  Paid-In	     During		     Translation
ACTIVITY		           Shares		  Amount	     Capital		  	Development	   Adjustment

Balance
  at Inception	   1,400,000	    $1,400	  	$(1,400)	      $     -		     $     -

Issuance of stock
  for services
   August 1995
   at $.05		      1,600,000	     1,600    	78,400
  November 1995
   at $.50	          10,000	        10	  	  4,990

Issuance of stock
  in private sales:
  October 1995
   at $.50	          20,000	        20		    9,980
  April 1994
   at $1.33		        38,000	        38	 	  50,654
  June 1996
   at $1.25		        44,000  	      44     54,956
  July 1996
   at $.75		        220,000	       220  	 164,780

Effect of foreign exchange translation
   for the period ended July 20, 1996			                                 (598)
Net (loss) for the period
 ended July 20, 1996  		  -	         -   	      -     	   	(213,652)
           				     -------	   -------		  -------      		 ---------	   -------
Balance,
  July 20, 1996	  3,332,000	   $ 3,332	  $362,360		       $(213,652)	   $(598)
              				=========	   =======	  ========		       ==========   =======

                  See accompanying notes to financial statements

                    Service Systems International, Ltd.
                      (A Development Stage Company)
                        Statements of Cash Flows
                        For the Periods Indicated

							                                         Period From
                                     								   Inception To
                                     							   	July 20, 1996
Net income (loss)						                          $(213,652)
   Adjustments to reconcile net income to net
      cash provided by operating activities:
    Stock issued for services					                  85,000
     Foreign exchange translation adjustment			       (598)
                                     								    ----------
             Total adjustments					                 84,402
                                         								----------
Net cash provided by (used in)
    operating activities						                    (129,250)

Cash flows from investing activities:
     Acquisition of plant and equipment			         (43,600)
                                         								----------
Net cash provided by (used in)
      financing activities				                 		  (43,600)

Cash flows from financing activities:
     Common stock sold for cash				                280,692
     Increase in stockholder loans				              81,728
                                         								----------
Net cash provided by (used in)
      financing activities				                     362,420
                                         								----------
                                          								 189,570
Increase (decrease) in cash
Cash and cash equivalents,
   beginning of period				                 		            -
                                          							----------

Cash and cash equivalents,
    end of period		                           				$189,570
                                         								==========

Supplemental cash flow information:
      Cash paid for interest						               	$      -
      Cash paid for income taxes					            	$      -

           See accompanying notes to financial statements

                   Service Systems International, Ltd.
                     (A Development Stage Company)
                     Notes to Financial Statements

Note 1.   Business and Significant Accounting Policies

Business
 	The Company was incorporated in the State of Nevada in August
1990 and remained inactive until the initiation of a marketing distribution agreement in September, 1995 with UV Systems Technology, Inc., a manufacturer of equipment using ultra violate light technology in water
purification systems.   The Company is currently in its development stage
which began concurrently with the above described agreement.   The
initiation of Company's current business was accompanied by a change of ownership and deficits accumulated prior thereto have been reclassified as a
reduction of paid-in-capital.   Sales are expected to begin in within the next
fiscal year.

Cash and Cash Equivalents
 	Cash and cash equivalents include cash on hand, in banks and all highly liquid investments with a maturity of three months or less when
purchased.   Cash equivalents are stated at cost which approximates market.

Property and Equipment
 	Property and equipment, which consists of a demonstration unit of the product to be marketed by the Company, is recorded at cost.
Depreciation, when begun, will be computed using the straight line method using an estimated useful life of five years.

Revenue Recognition
 	Sales will be recognized at the time goods are shipped.

Advertising Expenses
 	Advertising expenses are charged to expense upon first showing.
The Company incurred $79,566 of advertising and promotion expenses during the period presented related to establishing its corporate identity.

Income Taxes
 	The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109 (Statement No. 109), Accounting for
Income Taxes.  Statement No. 109 requires that deferred taxes reflect the tax consequences on future years of differences between the tax bases of
assets and liabilities and their financial reporting amounts.   At the date of
adoption of Statement No. 109, there was no material effect on the
Company's financial statements.   As of July 20, 1996, the Company has
accumulated net operating losses available to offset future taxable income of approximately $213,000, expiring in 2010.

	Deferred tax assets, approximately $72,000, which may arise from the utilization of the operating losses have been fully reserved as such utilization is not assured. The deferred tax asset and related reserve applicable to the 1996 operating loss was approximately $72,000.

Note 2.	Development Stage Company

The Company is a development stage company.   In a development stage
company,  management devotes most of its activities to establishing a new
business.   Planned principle activities have not yet produced significant
revenue.   The ability of the Company to emerge from the development
stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing and develop the market for its products.

Note 3.	Loans From Stockholders

Stockholder loans at July 20, 1996 consist of the balance due to an individual and a related company for cash advances to the Company
aggregating $94,098 net of repayments of $12,370.   The loans are due
currently and bear no interest.

Note 4.	Stockholders' Equity

During the periods covered by these financial statements the Company issued shares of common stock without registration under the Securities Act
of 1933.   Although the Company believes that the sales did not involve a public offering of its securities and that the Company did comply with the "safe harbor" exemptions from registration under section 4(2), it could be liable for recision of the sales if such exemptions were found not to apply.

In connection with the change of ownership discussed in Note 1., the Company issued 1,600,000 shares of its restricted common stock to the current officers of the Company as compensation for their services in
providing a new business opportunity to the Company.   The value of the
services provided ($80,000) was charged to operations during the period presented.

During October 1995, the Company sold 20,000 shares of its restricted common stock to one individual for cash at $.50 per share and issued an additional 10,000 shares to another individual for services provided to the
Company.   The shares issued for services were valued at $.50 per share.

During April 1996, the Company sold 38,000 shares of its restricted common stock to one individual for cash at $.133 per share.

During June 1996, the Company sold 44,000 shares of its restricted common stock to two individuals for cash at $1.25 per share.

During July 1996 the Company sold 220,000 shares of its restricted common stock to one individual and an unrelated corporation for cash at $.75 per share.

Note 5.	Subsequent Event

Subsequent to July 20, 1996 the Company made advances to UV Systems Technology, Inc., (UV) in the amount of $42,000 pursuant to a funding
agreement between the companies.   The agreement, entered into on July
16, 1996, provides for the funding of 50% of UV's cash operating needs for a six month period during which time the companies plan to complete a
proposed merger.   The advances will be evidenced by promissory notes
issued to the Company by UV.

                          PART III


ITEM  1.    INDEX  TO  EXHIBITS

     (2)  Charter  and  By-Laws
     (3)  Instruments  defining  the  rights  of  security  holders
     (5)  Voting  Trust  Agreement  -  Not  Applicable
     (6)  Material  Contracts
     (7)  Material  Foreign  Patents  -  Not  Applicable
     (12)  Additional  Exhibits - Not Applicable

ITEM  2.    DESCRIPTION  OF  EXHIBITS

     (2)          Articles  of  Incorporation
     (2.1)        Bylaws
     (3)          Common  Stock  Certificate
     (6)	         Assignment Agreement

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         SERVICE  SYSTEMS  INTERNATIONAL,  LTD.


                    					             /s/ Kenneth Fielding
Date:  November 15			                 --------------------------
                                 					Kenneth Fielding